345 Park Avenue New York, NY 10154	Direct 212.407.4831 Main 212.407.4000 Fax 212.407.4000

September 8, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Thomas Jones
Erin Purnell

Re:	ECD Automotive Design, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed August 7, 2025 File No. 333-288692

Ladies and Gentlemen:

On behalf of our client, ECD Automotive Design, Inc., a Delaware corporation (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 filed on August 7, 2025, contained in the Staff’s letter dated August 25, 2025 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1 filed August 7, 2025

Cover Page

1. We note your response to prior comment 1. Please disclose on the cover page and in the Plan of Distribution section beginning on page 120 that ECDA Bitcoin Treasury, LLC is an underwriter. For guidance, see SAS C&DI 139.13. Given that ECDA Bitcoin Treasury, LLC is an underwriter, tell us why you believe it is appropriate to disclose that an underwriter could sell shares pursuant to Rule 144 as you suggest in the first paragraph on page 121.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 100 of the Amendment No. 2.

Risk Factors, page 10

2. We note your response to prior comment 6. Please include a risk factor to highlight the litigation discussed in Schedule 4.19 of Exhibit 10.63.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure beginning on page 13 of the Amendment No. 2.

3. Please include a risk factor to highlight the risk related to the registrant’s ability to continue as a going concern. In this regard, we note the disclosure on pages 50 and F-33.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 13 of the Amendment No. 2.

4. Please disclose the material terms of the EPFA, such as the following: the advances and “Trigger Price” in section 2.01; the ownership limitation in section 2.02(a); the assignment provision in section 6.19; the variable rate transaction provision in section 6.20(b); and the termination provisions in section 9.01.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 22, and 41 of the Amendment No. 2.

ECD’s Nasdaq Listing, page 80

5. We note your response to prior comment 5. Please update the disclosure in the last paragraph on page 80. In this regard, we note the disclosure in Item 3.01 of the registrant’s Form 8-K filed on August 12, 2025. Also, clarify the disclosure in the fifth and sixth sentences of the last paragraph on page 80.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 42 of the Amendment No. 2.

Selling Securityholders, page 115

6. We note the new disclosure in footnote (33) on page 119. Please tell us, with a view to disclosure, whether the 100,000 shares of common stock received by the selling securityholder as a commitment fee are included in the shares being registered for resale. Also, expand the disclosure in footnote (33) on page 119 to disclose the natural person(s) exercising voting and dispositive powers with respect to the shares offered by ECDA Bitcoin Treasury LLC. Refer to Regulation S-K Compliance and Disclosure Interpretations Question 140.02.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 100 of the Amendment No. 2.

General

7. Please confirm your understanding that we will not be in a position to declare your Form S-1 effective until all outstanding comments regarding your Form 10-K for the fiscal year ended December 31, 2024 have been resolved. Also, to the extent that any comments related to our review of your Form 10-K apply to disclosure in the Form S-1, please make corresponding revisions to all affected disclosure

COMPANY RESPONSE: In response to the Staff’s comment, the Company understands that the Staff will not be in a position to declare the Form S-1 effective until all outstanding comments regarding the Form 10-K for the fiscal year ended December 31, 2024 have been resolved.

Please do not hesitate to contact James A. Prestiano of Loeb & Loeb LLP at (212) 407-4831 with any questions or comments regarding this letter.

Sincerely,

/s/ James A. Prestiano
James A. Prestiano
Senior Counsel

cc:	Scott Wallace, CEO ECD Automotive Design, Inc.
David J. Levine, Esq.

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